UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2018

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated December 14, 2018

Item 1

RELEVANT INFORMATION

Moody’s confirms the rating of Grupo Aval, Banco de Bogota and BAC, and due to a rate decrease in Costa Rica, modifies Grupo Aval and BAC’s outlook.

Bogotá, December 14th, 2018. Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that Moody´s Investors Service (Moody’s) informed through a press release that it confirmed Banco de Bogotá’s rating and outlook. Additionally, Moody’s confirmed the ratings of Grupo Aval and its affiliate Grupo Aval Limited, modifying its outlook from stable to negative.

Pursuant to Moody’s report, the outlook modification in Grupo Aval and Grupo Aval Limited is related to a modification in the sovereign rating of Costa Rica on December 5th 2018, from Ba1 to B1 with a negative outlook.

Although the modification of Costa Rica’s sovereign rating to a lower perspective, Moody’s confirmed on December 11th, 2018 the rating of our affiliate BAC International Bank (holding of the operation of BAC Credomatic in Central America) in Baa3, modifying its outlook from stable to negative.

These are the ratings reported by Moody’s about Grupo Aval:

-	Long term local currency issuer rating of Ba2, outlook changed to negative from stable

-	Long term foreign currency issuer rating of Ba2, outlook changed to negative from stable

-	Short term local currency issuer rating of Ba2, outlook changed to negative from stable

-	Short term foreign currency issuer rating of Ba2, outlook changed to negative from stable

These are the ratings reported by Moody’s about Grupo Aval Limited:

-	Backed senior unsecured debt rating of Ba2, outlook changed to negative from stable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2018

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel